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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Knott,                      David                           M.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

         485 Underhill Blvd., Suite 205
--------------------------------------------------------------------------------
                                   (Street)

         Syosset,                     NY                             11791
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Columbia Laboratories, Inc. (COB)
                                             -----------------------------------

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####
                --------------

4.  Statement for Month/Year      March, 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             ___ 10% Owner     X  Other
                        (give title below)                   --- (specify below)
                                                             Member of a group
                                                             described on Page 2

7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
      X  Form filed by More than One Reporting Person
    ----

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code    V      Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            3/2/00     S             4,000          D        $14.49                              I           (1)(3)
Common Stock            3/2/00     S            21,000          D        $14.49                              D(2)        (2)(3)
Common Stock            3/3/00     S               600          D        $15.47                              I           (1)(3)
Common Stock            3/3/00     S             3,000          D        $15.47                              D(2)        (2)(3)
Common Stock            3/6/00     S             3,000          D        $15.43                              I           (1)(3)
Common Stock            3/6/00     S            22,000          D        $15.43                              D(2)        (2)(3)
Common Stock            3/8/00     S             3,000          D        $16.31                              I           (1)(3)
Common Stock            3/8/00     S            22,000          D        $16.31                              D(2)        (2)(3)
Common Stock                                                                          748,800(4)
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.       Page 1 of 3 pages
SEC 1473 (7-96)Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 (Print or Type Responses)  SEC 1474 (8/92)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

David M. Knott, Knott Partners, L.P., Dorset Management Corporation,and Matterhorn Offshore Fund Limited (the "Reporting Persons") may be deemed to be members of a "group" for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. The "group" may also include other persons identified in a Schedule 13D filed by Mr. Knott on July 16, 1998, and amended on October 13, 1998, November 23, 1998, December 18, 1998, January 20, 1999 and February 8, 1999, whose transactions are not being reported herein. Such other persons' beneficial ownership, when combined with Mr. Knott's beneficial ownership, may exceed 10% of the Issuer's outstanding common stock. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by such other persons whose transactions are not being reported herein.

(1) These securities may be beneficially owned by Dorset Management Corporation. Pursuant to Rule 13d-3 under the Exchange Act, Dorset Management Corporation may be a beneficial owner of the shares directly owned by its clients for whom it exercises discretionary trading authority.

(2) These securities are directly owned by Knott Partners, L.P.

(3) These securities may be beneficially owned by Mr. Knott. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Knott may be a beneficial owner of all of the securities beneficially owned by Dorset Management Corporation and Knott Partners, L.P., as those companies' sole shareholder/director and sole general partner, respectively.

(4) Amount shown does not include shares of common stock underlying derivative securities. Of the 748,800 shares which may be beneficially owned by Mr. Knott pursuant to Rule 13d-3 at the end of the month reported herein, Matterhorn Offshore Fund Limited beneficially owns 96,100 of such shares; Dorset Management Corporation may be deemed to beneficially own 390,000 of such shares; and Knott Partners, L.P. beneficially owns 342,000 of such shares.


           /s/ DAVID M. KNOTT                April 7, 2000
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information
                            -----------------------

Name:                       Knott Partners, L.P.

Address:                   485 Underhill Blvd., Suite 205
                           Syosset, New York 11791

Designated Filer:          David M. Knott

Issuer Ticker Symbol:      Columbia Laboratories, Inc. (COB)

Statement for Month/Year:  March, 2000

Signature:                 KNOTT PARTNERS, L.P.

                           By: /s/ DAVID M. KNOTT
                              -------------------------------------------
                               David M. Knott, General Partner



Name:                      Dorset Management Corporation

Address:                   485 Underhill Blvd., Suite 205
                           Syosset, New York 11791

Designated Filer:          David M. Knott

Issuer Ticker Symbol:      Columbia Laboratories, Inc. (COB)

Statement for Month/Year:  March, 2000

Signature:                 DORSET MANAGEMENT CORPORATION

                           By: /s/ DAVID M. KNOTT
                              ---------------------------------------------
                              David M. Knott, President



Name:                      Matterhorn Offshore Fund Limited

Address:                   c/o Citco Fund Service (Curacao) N.V.
                           Kaya Flamboyan 9
                           P.O. Box 707
                           Curacao, Netherland Antilles

Designated Filer:          David M. Knott

Issuer Ticker Symbol:      Columbia Laboratories, Inc. (COB)

Statement for Month/Year:  March, 2000

Signature:                 MATTERHORN OFFSHORE FUND LIMITED
                           By:  INTER CARRIBEAN SERVICES, LTD.
                                     As Sole Director

                           By:/s/ANNEMIEKA VAN DEN OEVER/SAMANTHA WATTS
                              -----------------------------------------
                              Annemieke van den Oever/Samantha Watts